Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 18, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 125 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 2, 2023, with respect to the Amendment and the Trust’s proposed new series, the Quantify Absolute Income ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

General

1.	Please confirm that the Fund’s ticker will be updated on EDGAR and on the cover page of the prospectus when available.

Response: The Trust confirms the foregoing.

Fees and Expenses

2.	Please provide us with updated Fee table expense examples. We may have additional comments.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

3.	Please clarify that the Fund expenses paid by the Adviser (in footnote 1 to the Fee table) are contractual obligations under the advisory agreement. If applicable, state the contractual period of any waiver.

Response: The Fund’s obligation to pay the Fund’s expenses, as described in the footnote, are set forth in the advisory agreement. As of the date of this letter, the Fund’s advisory fee is not subject to a fee waiver.

4.	Please break out “dividends and other securities sold short” as a separate line item under Other Expenses, or explain supplementally why that is not required. In correspondence, provide how you determined other expenses and concluded they were reasonable.

Response: The Trust confirms that such expenses have been added as a separate line item on the Fees and Expense table as shown on Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

5.	As part of the investment strategy, the Fund seeks to protect against downside risk by employing short-selling and derivative strategies. Please clarify what you mean by “downside risk” and how the short selling and derivative strategies are designed to offer protection. To the extent that short selling or derivatives introduce other risks that may have “a “downside” to the Fund, explain those risks clearly.

Response: The Prospectus has been supplemented with an explanation of the foregoing risks, substantially as follows:

“Downside risk” refers to the potential for financial loss or a decrease in the value of the Fund's assets. The Sub-Adviser’s short selling and derivative strategies are implemented as protective measures against such risks. However, it's important to note that these strategies themselves can introduce additional risks. Short selling, for instance, can lead to potentially unlimited losses if the price of the borrowed asset rises instead of falling. Similarly, derivatives can increase leverage risk and, depending on the type of derivative, might lead to significant losses under certain market conditions. The Sub-Adviser seeks to manage these risks through careful strategy selection and ongoing monitoring.

6.	With respect to the following phrase concerning closed-end funds: “with a current yield expected to remain stable or increase,” please consider including a practical explanation of how the Sub-Adviser uses current yield, asset size yield curve, and recent price volatility data to select closed-end funds from the group within the pool that has the lowest Z scores.

Response: The Prospectus has been supplemented with an explanation of the foregoing terms, substantially as follows:

In its strategy for selecting closed-end funds, the Sub-Adviser prioritizes identifying those funds with the lowest Z-scores, closely examining each closed-end fund’s discount and recent changes in discount relative to comparable closed-end funds with similar asset allocations. The Sub-Adviser believes this method is critical in pinpointing attractively discounted closed-end funds in each asset class, thereby contributing to the potential stability and growth of the Fund’s current yield.

To further enhance this approach, the Sub-Adviser employs a comprehensive, data-driven analysis using a third-party database. This database, updated daily, covers the entire closed-end fund market and offers key insights:

•	Return of Capital Analysis: The Sub-Adviser reviews the return of capital data for each closed-end fund over the past 3 and 12 months, focusing on the quantitative figures and the trends in these returns.

•	Earnings Yield Calculations: An Earnings/Share estimation is performed to determine the expected yield from the underlying assets of each closed-end fund. The Sub-Adviser calculates the earnings yield as a percentage of each fund’s distribution and monitors its trend over time.
•	UNII Tracking: The Sub-Adviser keeps track of the Undistributed Net Investment Income (UNII) or Over Distributed Net Investment Income of each fund since its inception, analyzing the historical trends in this metric.

Through this multifaceted approach, the Sub-Adviser seeks to select closed-end funds with consistent performance and that have the potential to increase in their current yield.

7.	For the Fund’s Buy-Write strategy, clarify how the strategy serves as a hedge against mild downturns and the degree to which you will continue to have downside exposure to ETF returns.

Response: The Prospectus has been supplemented with an explanation of the foregoing, substantially as follows:

Furthermore, the Sub-Adviser’s buy-write strategy is designed to provide a buffer against mild market downturns, due to the option premiums acting as a cushion, together with the Sub-Adviser’s selection of assets with low correlation to the broader portfolio. However, it is important to recognize that while this strategy mitigates some downside risks, it does not fully eliminate exposure to the Underlying ETF returns.

8.	The section entitled “Portfolio Construction & Downside Protection” describes risk mitigation as the driver behind the Fund’s portfolio construction process and illustrates how the Sub-Adviser’s closed-end fund, ETF, and buy-write strategies interact. However, nothing explains how the Fund’s portfolio profile remains stable while the strategies fluctuate in response to each other. Add disclosure to this effect. If the Sub-Adviser makes asset allocation decisions on a strategy-by-strategy basis, please say that directly.

Response: The Prospectus has been supplemented with an explanation of the foregoing, substantially as follows:

The Sub-Adviser employs an active management approach in determining the Fund's asset allocation, which involves a careful analysis of the combined exposure across its closed-end funds, ETFs, and buy-write strategies. This approach is guided by an understanding of how these different assets correlate with each other – a concept known as covariance, which assesses how the returns of two assets move in relation to each other. To inform its decisions, the Sub-Adviser regularly reviews SEC filings for closed-end funds and ETFs, as well as daily data files for all the ETFs included in the portfolio. In an effort to maintain portfolio stability amidst varying strategies, the Sub-Adviser conducts daily monitoring and rebalances the portfolio as deemed appropriate to respond to market drift.

9.	To help investors understand what the net exposure range means in concrete terms, please consider incorporating net exposure values (i.e., numbers) into the illustrations of various economic scenarios. For example, in the hypothetical where the Fund shorts treasury futures as a duration hedge, consider adding numbers to illustrate its impact on the Fund’s overall risk (e.g., thereby reducing net exposure to between x% and y%)

Response: The Prospectus has been updated to include such an explanation, substantially as follows:

The calculation of the Fund's net exposure involves a complex interplay of various factors, such as the yield curve's steepness, the fundamental and macroeconomic attractiveness of the underlying assets, and the relative historical discount of an asset class, along with the interrelations and variances between asset classes.

Typically, the Fund's net exposure ranges from 70-125%. In scenarios where yields widen, the net exposure might increase to 100-150%. Conversely, if discounts on assets are minor, the net exposure could vary between 50-100%.

In different market conditions, the net exposure adjusts accordingly. The following provides some hypothetical examples. However, the Fund’s actual net exposure positioning will vary, sometimes significantly, based on the Sub-Adviser’s analysis of the various metrics:

1.	Normal Markets: The Fund’s expected net exposure is generally around 85%, but this can fluctuate based on prevailing market conditions.
2.	Steep Yield Curve: If Treasury shorts are reduced, the Fund’s net exposure could potentially rise (e.g., 105%).
3.	Large Discounts in Closed-End Funds with Average Macro Outlook and Effective Diversification: Net exposure might be higher, possibly approaching 115%.
4.	Large Discounts in Closed-End Funds with Poor Macro Outlook and Ineffective Diversification: Net exposure could be around 85%, but with a tendency for more varied long and short positions than in normal markets due to the discount opportunity.
5.	Small Discounts in Closed-End Funds: A shift towards decreasing closed-end funds and increasing alternative income might lead to a net exposure of around 60%, although this can vary based on specific market dynamics.

10.	The Underlying Funds’ disclosure refers to specific investments as potential holdings in the Fund’s portfolio.
a.	Please clarify that these investments are indirect investments of the Fund and explain the difference between principal instruments and strategies of direct and indirect fund holdings.

b.	Separately identify those fund instruments that are principal to the top tier fund’s investment objective due to their aggregate impact on overall Fund performance.

c.	Also, review the corresponding Item 9 disclosure discussing portfolio selection tools and metrics. Please highlight those tools or metrics likely to shift the composition of the Fund’s selection pool and, therefore drive the Fund’s portfolio composition.

Response:

a.	The Prospectus has been revised to clarify the Underlying Funds’ investments are indirect investments of the Fund and to explain the difference between principal instruments and strategies of direct and indirect Fund holdings.

b.	The Prospectus has been revised to identify those fund instruments that are principal to the top tier fund’s investment objective due to their aggregate impact on overall Fund performance. In particular, the Fund’s direct holdings will generally represent a balanced portfolio of equities (U.S. and foreign), debt securities, master limited partnerships, business development company securities, as well as derivative instruments.

c.	The Prospectus has been supplemented to add a description of the financial tools used by the Sub-Adviser. The Prospectus will include language substantially as follows:

The tools and metrics that influence the Fund's portfolio composition include several key factors. These include the general market discount rates of closed-end funds, the specific discount rates within different categories of closed-end funds, and how closely these funds' performances are linked (correlated) with those in the ETF market. Additionally, broader economic factors like economic growth, inflation, changes in the money supply, and government treasury bond issuance, as well as the difference in yield (credit spreads) between government and corporate bonds, also play a role in shaping the portfolio. Here are some examples:

1.	Market Discount Rates of a Closed-End Fund: This refers to how much the market price of a closed-end fund is below its net asset value. For example, if a closed-end fund's assets are worth $100 per share but it's trading at $90, it has a 10% discount.
2.	Category-Specific Discount Rates: This involves looking at discounts within specific sectors or types of closed-end funds. For instance, real estate funds might be trading at a different average discount compared to bond funds.
3.	Correlations Between Closed-End Funds and ETFs: This metric examines how closely the performance of closed-end funds moves in relation to ETFs. If a particular closed-end fund tends to rise and fall with an ETF tracking the technology sector, there is a high correlation between them.
4.	Macro Factors: These include broader economic indicators.
•	Economic Growth: The Fund might shift investments based on whether the economy is growing or shrinking.
•	Inflation: Rising prices might lead the Fund to favor assets that perform well during inflationary periods.
•	Money Supply: Changes in how much money is circulating in the economy can affect interest rates and investment values.
•	Treasury Issuance: The amount of new government bonds can influence bond market dynamics.
5.	Credit Spreads: This is the difference in yield between different types of bonds. For example, if government bonds yield 2% while corporate bonds yield 4%, the credit spread is 2%. Wider spreads might indicate more risk in the market, influencing investment decisions.
11.	The first paragraph of the Fund’s strategy says that the Fund will “employ leverage in the form of bank borrowings and may also invest in leveraged ETFs.” Please flesh this concept out more under the Leveraging heading in Item 4, and consider providing examples of what “purchasing securities with borrowed money” means” and the types of instruments and transactions the leveraging paragraph covers.

Response: The Prospectus has been revised to bolster its leveraging discussion, with disclosure substantially as follows:

The Fund will borrow for investment purposes, which is a form of leveraging. Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk while increasing investment opportunity. The Fund strategically allocates approximately 50% of its investment portfolio to short positions in select ETFs, anticipating a decline in their market values. The Fund may also obtain short exposure via investments in Inverse ETFs. This allocation to short positions is a critical component of the Fund's overall risk and return profile, with the net exposure attributable to this strategy fluctuating markedly, ranging from 0% to 200% of the Fund's total value. Furthermore, the Fund may periodically engage in investments in Leveraged ETFs as part of its investment strategy, enhancing the diversification and potential for augmented returns.

12.	With respect to the risk mitigation discussion, please expand the corresponding Item 9 disclosure to provide some discussion of the factors the portfolio managers consider in choosing futures, swaps, and options on swaps and other derivatives to mitigate the Fund’s various risks. Include a discussion of how the portfolio managers make individual purchase and sale decisions in this context.

Response: The Item 9 disclosure in the Prospectus has been expanded to address the foregoing, substantially as follows:

The Sub-Adviser employs a strategic approach to managing the Fund's portfolio risk and exposure. This strategy includes:

Hedging Duration with Futures: The Sub-Adviser primarily utilizes futures contracts to manage the portfolio's sensitivity to changes in interest rates (duration).

Utilizing Swaps: The Sub-Adviser engages in swap transactions involving both long and short positions in liquid U.S. equities. Specifically:

•	Long Swaps: These involve companies with low volatility (low beta) and robust financial health (strong balance sheets).
•	Short Swaps: Conversely, these are focused on companies with high volatility (high beta) and weaker financial positions (weak balance sheets).
•	The combination of these long and short swaps aims to hedge against general market volatility (market beta), fluctuations in the discounts of closed-end funds, and movements in credit spreads within the fixed income investments of underlying funds.

Credit Default Swaps: In certain situations, the Sub-Adviser may go long on Credit Default Swaps as an additional measure to seek to hedge against movements in credit spreads.

Options Strategy:

•	Income Generation: The Sub-Adviser uses a buy-write strategy, generating income by selling call options on underlying holdings.
•	Hedging Equity Exposure: To manage broad equity risk or specific equity concentrations in the portfolio, the Sub-Adviser employs long convexity puts (which are options that provide a hedge against equity market declines by increasing in value faster as the market falls).

Portfolio Rebalancing and Strategic Decisions: Purchase and sale decisions within the portfolio are guided by the Sub-Adviser’s assessment of interest rates, credit spreads, and the overall macroeconomic environment, aiming to rebalance the portfolio and reflect the Sub-Adviser's market views.

13.	The scope of the Other Investments section, particularly the first sentence, is unnecessarily broad and somewhat confusing. If it was drafted with particular facts and circumstances in mind, please rewrite it so the scope is more narrowly aligned with the anticipated situation. Otherwise, supplementally explain to us when the sub-adviser will invest directly in particular instruments relying on this language, and not use the Underlying Funds to achieve the same exposure.

Response: The first sentence of the Other Investments section has been revised for clarity, substantially as follows:

If investing in a particular Underlying Fund is not feasible or cost-effective, the Fund may invest directly in of equities (U.S. and foreign), debt securities, master limited partnerships, business development company securities, and derivative instruments corresponding to the asset class(es) of that Underlying Fund.

The Sub-Adviser will choose these investments based on their alignment with distinct asset classes, especially when the investments demonstrate prospects for high income and low risk. This strategy adheres to the Fund's RAEI criteria, maintaining a consistent investment approach that seeks to optimize income opportunities while seeking to manage risk.

14.	For purposes of the Fund’s 80% test, please define the phrase “securities that produce income.”

Response: The Trust notes that the following definition has been added:

For the Fund’s 80% test, the phrase "securities that produce income" encompasses investments primarily selected for their potential to generate income. This includes both direct income-producing securities and those used for hedging risks that contribute to enhancing the portfolio's overall income. An example of the latter is the difference in income distributions (spread) between a long position in a closed-end fund and a short position in an ETF, where both hold securities in the same asset class. The focus is on ensuring that at least 80% of the Fund's securities are oriented towards income generation, either directly or through strategic hedging.

Principal Investment Risks

15.	For the Closed-End Fund Risk, please rewrite the phrase “there can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease” using plain English principles.

Response: The Trust notes that the foregoing has been rewritten to read substantially as follows:

There can be no guarantee that the market discount (the gap between the market price and the net asset value) of any closed-end fund shares bought by the Fund will narrow. This means that the Fund's investment in a closed-end fund may not increase in value if the discount persists (or widens), potentially leading to a loss or a smaller return on the Fund's investment.

16.	For the Derivatives Risk, please rewrite the following phrase using plain English principles: “including the potential loss of amounts greater than the initial amount invested in the derivative instrument.”

Response: The Trust notes that the relevant sentence has been rewritten to read substantially as follows:

The Fund's derivative investments carry risks such as an imperfect match between the derivative's performance and its underlying assets or index, and the potential for loss of principal, which can exceed the initial investment. Additionally, there are risks related to the possible default of the transaction's counterparty and the illiquidity of derivatives, making them hard to sell or trade.

17.	Please expand the Options risk discussion to address the unique risks that apply in the context of a buy-write options strategy. Alternatively, add an entirely separate buy-write strategies risk summary focusing on how the strategy can be ineffective and the impact that would have on the Fund’s overall objective.

Response: The Trust confirms that a separate buy-write strategies risk summary has been added to the prospectus, which will read substantially as follows:

Buy-Write Options Strategy Risks. The buy-write options strategy used by the Fund, which involves selling call options on assets it already holds, presents several risks. This strategy caps the Fund's potential gains on the underlying assets; if the asset's price exceeds the option's strike price, the Fund must sell at this lower price, missing out on higher returns. The effectiveness of this strategy also varies with market conditions, potentially leading to underperformance during significant market upswings, as the premiums earned may not compensate for missed gains. Conversely, in declining markets, while premiums provide some buffer, they might not offset the decrease in asset value sufficiently. Therefore, the buy-write strategy can impact the Fund’s overall objectives by not delivering the expected level of income or protection, negatively affecting the Fund's total returns.

18.	This Fund’s leveraging risk is uniquely magnified because the Fund’s entire investment thesis is predicated on using leverage as a tool to manage the Fund’s overall investment risk. Consequently, this Fund’s use of leveraged instruments automatically comes with the potential to undermine the Fund’s foundational investment thesis. If it cannot control its leverage risk, the Fund’s investment objective is also inherently unachievable. Given the nature of this Fund, consider tailoring the risk description to convey this concept as well.

Response: The “Management Risk” disclosure has been revised to reflect the foregoing risk, substantially as follows:

Management Risk. The Fund is actively managed and may not meet its investment objective based on the Sub-Adviser’s success or failure to implement investment strategies for the Fund. The Fund's investment approach heavily relies on the use of leverage to manage overall investment risk. However, this strategy inherently carries the risk of magnifying the Fund's exposures, potentially undermining its foundational investment thesis. If the Sub-Adviser fails to effectively control the leveraging risk, the Fund's primary investment objective may become unachievable. Therefore, the success of the Fund is closely tied to the Sub-Adviser's ability to adeptly manage the risks associated with leveraged instruments.

19.	Please supplement the Item 9 Models and Data Risk disclosure to address the risks specific to the particular strategy tools named in the Item 9 strategy disclosure.

Response: The Item 9 Models and Data risk disclosure has been expanded to address the foregoing, substantially as follows:

The Sub-Adviser's evaluation of potential Fund portfolio holdings relies heavily on proprietary quantitative models and third-party data (Models and Data). This includes the Sub-Adviser’s use of the RAEI analysis, which is akin to the Sharpe Ratio but focuses on adjusting the income of an investment for risk rather than returns. While RAEI can indicate a potentially superior risk-adjusted yield, inaccuracies in this model can lead to poor investment decisions.

The Sub-Adviser also employs cross-asset correlations to understand how different assets, in particular, closed-end funds and ETFs, move in relation to each other. The Sub-Adviser uses this tool to analyze combinations of assets to seek to mitigate risk. However, correlations can change unexpectedly, especially during financial crises, which can affect the stability of the Fund's portfolio.

Furthermore, the Sub-Adviser uses a covariance matrix, a mathematical tool showing the interrelationship of returns between different assets. The Sub-Adviser uses this matrix to assess whether certain Underlying Funds move together, in opposite directions, or independently. Misjudgments or inaccuracies in the covariance matrix can lead to an imbalance in the Fund's portfolio, potentially increasing risk instead of reducing it.

If Models and Data, including the RAEI analysis, cross-asset correlations, and covariance matrix, are incorrect or incomplete, it may result in poor investment decisions, adversely affecting its performance.

20.	For Junk Bond risk, please state that junk bonds are speculative investments.

Response: The Trust confirms that the foregoing statement has been added to the Junk Bond risk disclosure.

21.	In the last sentence of the MLP Risk disclosure implies that the Fund anticipates that MLPs will create energy sector exposure. If so, state that in the Fund’s principal investment strategy. If not, consider deleting the risk language.

Response: The reference to energy sector exposure was inadvertently included. It will be removed from the risk language.

22.	Please delete the sentence noting that remaining risks are shown in alphabetical order. It creates the impression that the subsequent risks are less than the preceding risks regardless of your disclaimer.

Response: The Trust confirms that the aforementioned sentence has been deleted.

23.	As this Fund is an ETF, and invests significantly in other ETFs, the ETF risks are sufficiently integral to the Fund that it should be presented earlier. Please reconsider the risk presentation order more broadly.

Response: The Trust confirms that the ETF risks disclosure has been relocated to be presented earlier.

24.	Please revise the current Management risk summary to address risks related to any human errors of judgment. Consider including examples of errors of judgment common to active management of ETFs and options income strategies.

Response: Rather than revise Management risk, because operational risks expend beyond management errors, the Trust determined to add a new Operational Risk disclosure substantially as follows:

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect the Fund’s ability to meet its investment objective. Although the Fund, Adviser, and Sub-Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

25.	For Non-Diversification Risk, we note that there is no corresponding principal strategy disclosure. Please reconcile.

Response: The Fund’s principal investment strategy disclosure has been supplemented with non-diversification disclosure.

26.	Please supplementally confirm that MLP Tax risk will be a principal risk of the Fund and if so, consider merging it with the MLP Risk summary earlier.

Response: The Trust confirms that, at this time, MLP Tax risk is not expected to be a principal risk of the Fund. As a result, the Trust confirms that the MLP Tax Risk summary has been merged into the MLP Risk summary.

27.	Given that this Fund is an ETF and relies substantially on ETFs to achieve its objective, the brevity of the New Sub-Adviser Risk summary is inappropriate. Please discuss the potential consequences of poor ETF selection choices. Also, provide examples demonstrating some of the more egregious consequences of management decisions unique to ETFs and their impact on Fund performance and investor interests.

Response: The New Sub-Adviser Risk disclosure in Item 9 has been revised to read substantially as follows:

The Sub-Adviser is a newly formed entity and has no experience with managing an ETF, which may limit the Sub-Adviser’s effectiveness. As a result, there is no long-term track record against which an investor may judge the Sub-Adviser and it is possible the Sub-Adviser may not achieve the Fund’s intended investment objective. In addition, poor choices in security selection could increase execution costs, diminishing the Fund's overall returns. Additionally, if the Sub-Adviser relies on incorrect risk management assumptions, the Fund may suffer losses. This risk is heightened by potential failures in recognizing sectoral downturns or in achieving proper asset allocations, leading to overexposure in certain markets or sectors. These management missteps could negatively impact the Fund’s performance.

28.	Please consider the potential impact of the current Middle East conflict and revise the Recent Market Events risk summary to the extent appropriate.

Response: The Trust confirms that the Recent Market Event Risk summary has been revised to consider the current Middle East conflict.

Management

29.	Please note the month as well as the year each portfolio manager assumed responsibility over the Fund.

Response: The Trust confirms that the foregoing changes were made.

Additional Information About the Fund

30.	Consider deleting the first sentence of the second paragraph under the heading “Investment Objective” and tweaking the rest for greater clarity and clearer framing.

Response: The Trust confirms that the foregoing changes were made.

31.	In several places Item 9 states that the strategy disclosure is a “high level description” of some aspect of the Fund’s strategy. Please supplementally explain to us what this high level description means and whether more detailed disclosure is made publicly available, and if so, where? In your responsive EDGAR correspondence also affirmatively represent that the registration statement (in total) provides all of the material information required by Form N-1A.

Response: The phrase "high level" was used to convey that the information provided was not intended to be a comprehensive dissertation of each item. We have removed those references to maintain clarity but added an explanatory note.

The Trust affirmatively represents to the Staff that the Fund’s registration statement (in total) provides all of the material required by Form N-1A.

32.	With regard to this RAEI analysis, explain in general terms how the Sub-Adviser uses the information provided by this analysis and other tools. Clarify the relationship between the individual portfolio managers, the data produced by the analytical tools, and the portfolio’s individual investment transactions (buys and sells).

Response: The Prospectus has been supplemented with such an explanation, substantially as follows:

The Sub-Adviser uses the RAEI analysis in its investment decision-making process, utilizing it to inform both the selection of individual investments and the construction of the Fund’s overall portfolio. The Sub-Adviser exercises full discretionary authority in interpreting and applying the data gleaned from the RAEI analysis, alongside other analytical instruments.

33.	Please draw a clearer distinction between the description of cross-asset correlation and the covariance matrix. How do they differ? Consider providing an example to highlight the differences in the tools, the way the tools are used, and the types of decisions involved.

Response: The Prospectus has been supplemented to draw a clearer distinction between the description of cross-asset correlation and the covariance matrix, which reads substantially as follows:

Cross-asset correlation and the covariance matrix are distinct but complementary analytical tools the Sub-Adviser uses to manage the Fund. Cross-asset correlation assesses the directional relationship between different asset classes, aiding in the Sub-Adviser’s understanding diversification potential. In contrast, the covariance matrix delves deeper by factoring in both the direction and magnitude of asset movements in relation to their volatility, providing the Sub-Adviser information to seek to optimize the Fund’s risk-return profile. These tools collectively inform Sub-Adviser’s strategic asset allocation and risk management decisions.

34.	In Item 9, clarify how the Sub-Adviser decides whether to invest directly in an asset class or indirectly through an Underlying Fund.

Response: The Item 9 disclosure in the Prospectus has been expanded to address the foregoing, substantially as follows:

The Sub-Adviser employs a strategic decision-making process to determine whether to make a direct investment in an asset class or an indirect investment (via an Underlying Fund). The Sub-Adviser’s decision hinges primarily on two factors: the comparative cost implications of investing via an Underlying Fund, and the opportunity to access an asset class at a potential discount (based on the Sub-Adviser’s view of the asset’s actual value).

35.	With respect to risk mitigation, please consider providing an example illustrating how the Fund’s hedging strategy might be applied to mitigate each of the risks.

Response: The Trust confirms that an example has been added to the Prospectus.

Downside Risk Mitigation: To protect against downside risk, the Fund might engage in short-selling. If the broader market falls, the gains from these short positions could potentially offset losses in other parts of the Fund’s portfolio.

Duration Risk Mitigation: The Fund might use derivative instruments like interest rate futures or swaps to hedge against duration risk. For example, if the Fund holds long-term bonds and the Sub-Adviser expects rising interest rates, it could short interest rate futures, which would gain in value as interest rates rise, offsetting the loss in bond value.

Credit Risk Mitigation: To manage credit risk, the Fund could use credit default swaps (CDS) to hedge against potential defaults in its bond holdings. By buying a CDS, the Fund would receive a payment if a bond issuer defaults, compensating for the loss in the bond's value.

Beta Risk Mitigation: To mitigate beta risk, the Fund might use index options or futures to hedge against overall market movements. For instance, if the Fund's portfolio has a high beta and is sensitive to market swings, it could buy put options on a stock market index, which would increase in value if the market declines.

Tail Risk Mitigation: For tail risk, the Fund could invest in "tail risk hedges" like out-of-the-money put options on major market indices. These options can be relatively inexpensive but can provide significant payoffs in the event of a severe market downturn, thereby potentially protecting the Fund from extreme events.

36.	Per Item 9B, instruction 6, Item 9 should disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective). While disclosure provided to this effect is provided in the SAI on page 7, temporary defensive strategies are not mentioned in the prospectus.

Response: The Trust confirms that the Fund will have the latitude to make temporary investments for defensive purposes. The Prospectus has been updated accordingly.

37.	For the Item 9 closed-end fund risk disclosure, please consider describing the typical closed-end fund risks in greater depth here.

Response: The Prospectus has been revised to expand the closed-end fund risk disclosure accordingly, substantially as follows:

Shares of closed-end funds frequently trade at a price per share that is less than the net asset value per share. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease or that when the Fund seeks to sell shares of a closed-end fund it can receive the net asset value of those shares. Closed-end funds are subject to potential liquidity constraints, as unlike ETFs, closed-end funds do not permit investors to redeem their shares on a daily basis. This lack of daily redemption can create challenges for investors (here, the Fund) who need to liquidate their investments swiftly. Furthermore, the fixed number of shares issued by closed-end funds, which are traded on stock exchanges, can lead to price fluctuations and deviations from the closed-end fund's NAV.

38.	With respect to the Item 9 Options Risk, given the Fund’s buy-write strategy, please expand the Fund’s options risk disclosure.

Response: Consistent with the Trust’s response to Comment 17, the risk disclosures in Item 9 have been supplemented with separate buy-write strategy risk disclosure.

39.	Please expand the Item 9 Junk Bond risk to address counterparty risk and the increased risk of default in junk bonds.

Response: The Trust confirms that such risk has been expanded accordingly, substantially as follows:

Additionally, investing in high yield securities introduces counterparty risk, where the issuer's inability to meet contractual obligations can result in financial losses for the investor (here, the Fund). This risk is heightened in junk bonds due to their inherently lower credit quality, increasing the likelihood of default, especially during economic downturns or periods of rising interest rates. Consequently, the Fund's exposure to such securities may lead to increased vulnerability to defaults and associated recovery costs, potentially impacting the overall return on investment.

40.	For the Item 9 Models and Data risk disclosure, please provide more information about the risks particular to RAEI analysis and specifically cross-asset correlation and co-variance matrix data.

Response: The Item 9 Models and Data risk disclosure has been expanded to address the foregoing, substantially as set forth above in response to Comment 19.

STATEMENT OF ADDITIONAL INFORMATION

41.	In the paragraph under the Investment Restrictions, please remove the word “affiliated.” As drafted, the statement would permit the Fund to invest in unaffiliated ETFs without considering their holdings to determine compliance with the Fund’s concentration policy.

Response: The Trust confirms the term "affiliated" has been removed from the previous disclosure. Additionally, to accommodate for the limited information provided by certain types of funds, such as semi-transparent funds and mutual funds, the wording in the disclosure has been updated as follows:

In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Quantify Absolute Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.05%
Distribution and Interest Expense on Short Positions(2)	2.14%
Acquired Fund Fees and Expenses(2)(3)	3.74%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	6.93%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$686	$2,019